Exhibit 99.1

Northern Dynasty: Pebble Partnership completes summer work program at Southwest Alaska’s Pebble Project

October 4, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100% owned, U.S.-based Pebble Limited Partnership (“Pebble Partnership”) and its Native Corporation partners have concluded the summer work program at Pebble Project in southwest Alaska.

The principal focus of the 2021 program was:

●
continuation of select environmental baseline studies;

●
site care and maintenance, including Pebble Project site, and other facilities in Iliamna and region;

●
demobilization and removal of facilities and equipment no longer required;

●
inspection, containment and permanent closure of select drill holes and monitoring wells to maintain compliance with State of Alaska regulations and permit requirements;

●
support and data collection for the United States Geological Survey stream gauge monitoring program on the South and North Fork Koktuli Rivers; and,

●
support for site visits.

“Our commitment to working in an environmentally sustainable manner while providing much needed economic stimulus and employment in this region of southwest Alaska remains unwavering,” said Northern Dynasty President and CEO Ron Thiessen. “I’m happy to report the team worked safely and ensured that the goals of the summer field season were met.”

The Pebble Partnership continues to prioritize local contracting and local employment. The 2021 field program was staged out of facilities owned by Alaska Native village corporations in Iliamna, Alaska (most of whom are contracted/partnered on infrastructure facilities), and employed local residents and Alaska Native corporation shareholders. The team included four full-time Pebble Partnership employees and seven part-time workers from the local communities.

“There is very little economic opportunity in this part of the state, and we are pleased to have made a positive contribution,” Mr. Thiessen continued. “This program is just a drop in the bucket of what is possible. We continue to believe that a mine here can operate in an environmentally sustainable manner and create significant economic benefits for the people in the region through employment, contracting of services, and partnering on infrastructure needs through right of way agreements and revenue sharing, in the state through GDP contribution and taxes and in the U.S. by delivering much needed copper, and other metals to help it achieve its clean energy transition goals. We look forward to the day when these significant benefits are realized.”

“With interest I read an article (See https://www.adn.com/business-economy/2021/09/30/alaska-native-corporations-slowly-approach-shared-revenue-cliff/) which made reference to the declining source of Alaska Native Claims Settlement Act 7i revenues for Native Corps in future, including the Native Corporations in the Bristol Bay region where Pebble is located. To a large extent the development of Pebble and the inclusion of local Native Village Corps in this development, operation, right-of-way annual payments, and revenue sharing both on the Native Village Corp level and individuals in the region, could help replace those 7i losses and more,” noted Mr. Thiessen.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

U.S. Media Contact:
Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure all required federal and state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential addition of partners in the Pebble Project, (x) the EPA’s Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project and (xi) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2020, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.